James M. Young, Esq.
                                                               Corporate Counsel


                                                     September 16, 2005

Via EDGAR and fax: (202) 772 9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Pamela A. Long

                  Re:      Cytec Industries Inc.:
                           Registration Statement No. 333-127507

Dear Ms. Long:

                  On behalf of Cytec Industries Inc. (the "Company"), as issuer under the above referenced registration statement (the "Registration Statement"), request is hereby made that the effective date of the Registration Statement be accelerated so that it will become effective at 3:00 p.m. on September 19, 2005, or as soon thereafter as is possible.

                  In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

     (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,

                                                     /s/ James M. Young



cc:  Craig Slivka, Securities and Exchange Commission
     Roy Smith
     Robert W. Downes, Sullivan & Cromwell LLP